

August 6, 2012

<u>Via E-Mail</u>
Kevin Modany
Chairman and Chief Executive Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

   RE: ITT Educational Services, Inc.
     Form 10-K for the year ended December 31, 2011
     Filed February 24, 2012
     Form 10-Q for period ended March 31, 2012
     Filed April 26, 2012
     Form 10-Q for period ended June 30, 2012
     Response dated July 27, 2012
     File No. 001-13144

Dear Mr. Modany:

   We have reviewed your response letter dated July 27, 2012 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for period ended June 30, 2012</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Private Student Financing Update, page 23</u>

1. We note your revised disclosure provided in response to comment 2 in our letter dated July 12, 2012, specifically the disclosure provided beginning on page 23 of your Form 10-Q for period ended June 30, 2012. In future filings, please include disclosure that specifically addresses period to period changes in the amount of internal student

Kevin Modany
ITT Educational Services, Inc.
August 6, 2012
Page 2

       financing that you provide to your students. We note your disclosure beginning on page 23 that in the first six months of 2012, you increased the amount of internal student financing that you provide to your students, which negatively impacted your liquidity and exposed you to greater credit risk. In addition, please fully describe your internal student financing program, and similar to your prior disclosure related to your unaffiliated private education loan programs, disclose the percentage of net revenue, or cash receipts, funding received on behalf of your students pursuant to your internal student financing program amounts to for each period discussed.

       You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

                                        Sincerely,

                                         /s/ Larry Spirgel

                                       Larry Spirgel
                                       Assistant Director

cc: Via E-mail
          Daniel Fitzpatrick, Chief Financial Officer
          Christine Long, General Counsel